UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

UNITED WESTERN BANCORP, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
913201109
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	913201109

1	NAMES OF REPORTING PERSONS Clover Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	913201109

1	NAMES OF REPORTING PERSONS Clover Investments, L.L.C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	913201109

1	NAMES OF REPORTING PERSONS Michael C. Mewhinney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G/A
This Fourth Amended Schedule 13G (this “Amendment”) is being filed on behalf of Clover Partners, L.P., a Texas limited partnership and the general partner of MHC Mutual Conversion Fund, L.P. (the “Fund”) and the manger of a certain managed account (the “GP”), Clover Investments, L.L.C., a Texas limited liability company and the general partner of the GP (“Clover”), and Michael C. Mewhinney, the principal of Clover, (collectively, the “Reporting Persons”), relating to common stock, par value $0.0001 per share (the “Common Stock”) of United Western Bancorp, Inc., a Colorado corporation (the “Issuer”), purchased by the GP on behalf of a certain managed account and the Fund.
This Amendment is being filed to report that the Reporting Persons no longer beneficially own any of the Issuer’s Common Stock.

Item 1(a)	Name of Issuer.
United Western Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
700 17th Street
Suite 2100
Denver, CO 80202

Item 2(a)	Name of Person Filing.
Clover Partners, L.P.
Clover Investments, L.L.C.
Michael C. Mewhinney

Item 2(b)	Address of Principal Business Office.
100 Crescent Court, Suite 575
Dallas, TX 75201

Item 2(c)	Place of Organization.
Texas

Item 2(d)	Title of Class of Securities.
common stock, $0.0001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.
913201109

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Securities and Exchange Act of 1934 (the “Exchange Act”) (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (the “Company Act”) (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) under the Exchange Act.

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F) under the Exchange Act.

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) under the Exchange Act.

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Company Act (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4	Ownership.
The Reporting Persons own 0 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February 8, 2011 among Clover Partners, L.P., Clover Investments, L.L.C. and Michael C. Mewhinney.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2011

Clover Partners, L.P.

By:	Clover Investments, L.L.C., general partner

By:	/s/ Michael Mewhinney
Name:	Michael Mewhinney
Title:	Manager

Clover Investments, L.L.C.
By:	/s/ Michael Mewhinney
Name:	Michael Mewhinney
Title:	Manager

/s/ Michael C. Mewhinney
Michael C. Mewhinney